UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 001-31739

AuRico Gold Inc.
(Translation of registrant's name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [           ]

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-177638, File No. 333-175079 and File No. 333-173458), Registration Statement on Form F-10 (File No. 333-177404) and Registration Statement on Form F-3 (File No. 333-189227).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 6, 2014.

AuRico Gold Inc.

Date: November 6, 2014	By: /s/ Robert Chausse Robert Chausse Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Management's Discussion and Analysis - Q3 2014

99.2	Interim Financial Statements - Q3 2014